As filed with the SEC on August 8, 2001

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

National Health & Safety Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Class of Securities)

636327108

(CUSIP Number)

Gary Davis

3811 Bee Cave Road, Suite 210

Austin, Texas 78746

512-328-0433

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2001

(Date of Event which Requires Filing of this Statement)

(1) Names of Reporting Persons:

IPA Investors, LP (the "Partnership")

(2) Check the appropriate box if a member of a group:

(a) [X]

  [ ]

(3) SEC Use Only

(4) Source of Funds:

AF

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [ ]

(6) Citizenship or place of organization:

Texas

Number of shares beneficially owned by each person with:

(7) Sole voting power IPA Investors, LP 15,000,000 Shares

(8) Shared voting power None

(9) Sole dispositive power IPA Investors, LP 15,000,000 Shares

(10) Shared dispositive power None

(11) Aggregate amount beneficially owned by each reporting person.

IPA Investors, LP 15,000,000 Shares

(12) Check if the aggregate amount in row (11) excludes certain shares [ ]

(13) Percent of class represented by amount in Row (11)

6.18% (See Item 5, Note (1), for calculation of outstanding shares.)

(14) Type of reporting person:

PN

(1) Names of Reporting Persons:

Gary J. Davis

(2) Check the appropriate box if a member of a group:

(a) [X]

  [ ]

(3) SEC Use Only

(4) Source of Funds:

PF

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [ ]

(6) Citizenship or place of organization:

Texas

Number of shares beneficially owned by each person with:

(7) Sole voting power Gary J. Davis 8,399,982

(8) Shared voting power None

(9) Sole dispositive power Gary J. Davis 8,399,982

(10) Shared dispositive power None

(11) Aggregate amount beneficially owned by each reporting person.

Gary J. Davis 8,399,982

(12) Check if the aggregate amount in row (11) excludes certain shares [ ]

(13) Percent of class represented by amount in Row (11)

3.46% (See Item 5, Note (1), for calculation of outstanding shares.)

(14) Type of reporting person:

IN

(1) Names of Reporting Persons:

First Advisors, Inc. (the "Corporation")

(2) Check the appropriate box if a member of a group:

(a) [X]

  [ ]

(3) SEC Use Only

(4) Source of Funds:

OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [ ]

(6) Citizenship or place of organization:

Texas

Number of shares beneficially owned by each person with:

(7) Sole voting power First Advisors, Inc. 1,832,500 Shares

(8) Shared voting power None

(9) Sole dispositive power First Advisors, Inc. 1,832,500 Shares

(10) Shared dispositive power None

(11) Aggregate amount beneficially owned by each reporting person.

First Advisors, Inc. 1,832,500 Shares

(12) Check if the aggregate amount in row (11) excludes certain shares [ ]

(13) Percent of class represented by amount in Row (11)

1.03% (See Item 5, Note (1), for calculation of outstanding shares.)

(14) Type of reporting person:

CO

The Schedule 13D previously filed on February 9, 2001, is hereby amended as follows:

Item 1 Security and Issuer

The response to Item 1 is correct as stated in Amendment No. 1 to Schedule 13D.

Item 2 Identity and Background

The response to Item 2 is correct as stated in Amendment No. 1 to Schedule 13D.

Item 3 Source and Amount of Funds or Other Consideration

The response to Item 3 is correct as stated in Amendment No. 1 to Schedule 13D.

Item 4 Purpose of Transaction

The response to Item 4 is correct as stated in Amendment No. 1 to Schedule 13D.

Item 5 Interest in Securities of the Issuer

The response to Item 5 is deleted in its entirety and replaced with the following:

Person: IPA Investors, LP

No. Shares Owned: 15,000,000 Shares of Common Stock

Percent of Outstanding

shares (1): 6.18%

Person: Gary J. Davis

No. Shares Owned: 8,399,982 Shares of Common Stock

Percent of Outstanding

shares (1): 3.46%

Person: First Advisors, Inc.

No. Shares Owned: 1,832,500 Shares of Common Stock

Percent of Outstanding

shares (1): 0.76%

Total Shares owned as a group: 25,232,482

Percent of Outstanding Shares

owned as a group (1): 10.40%

  Percentage of shares owned assumes conversion of all voting preferred stock to common stock and is based on the following voting equity shares known to the reporting person to be outstanding:

Common stock outstanding at July 2, 2001,

242,650,021

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4.

Item 7 Exhibits

The response to Item 7 is correct as stated in Amendment No. 1 to Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IPA Investors, LP, a Texas Limited

Partnership

By: Investment Property Advisors,

Inc., a Texas Corporation

its General Partner

August 8, 2001 By: Gary J. Davis

Date Gary J. Davis, President

Gary J. Davis

August 8, 2001 Gary J. Davis

Date

First Advisors, Inc ., a Texas

Corporation

August 8, 2001 By: Gary J. Davis

Date Gary J. Davis, President